SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended
December 31, 2004

Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
Watsonville, California 95076
Telephone: (831) 724-1011

This report contains 15 pages.

Item 4. FINANCIAL STATEMENTS AND SCHEDULES PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA

The following documents are filed as part of this report:

1. **Financial Statements.** The following financial statements are filed as part of this report:

2. **Financial Statements Schedules.** The following financial statement schedule of the Granite Construction Profit Sharing and 401(K) Plan ("Plan") for the year ended December 31, 2004 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

EXHIBITS

The following exhibit is attached hereto and filed herewith:

Exhibit Number	
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION
PROFIT SHARING AND 401(K) PLAN

Date: June 28, 2005

By: ______________________
R.C. Allbritton
Secretary

By: ______________________
James H. Roberts
Committee Member

INDEX TO EXHIBITS

Exhibit Number	Document
23	Consent of Independent Registered Public Accounting Firm

Granite Construction

Profit Sharing and 401(k) Plan
Financial Statements
as of December 31, 2004 and 2003 and
for the year ended December 31, 2004

Index of Financial Statements and Schedule

Supplemental schedules other than the above are omitted because they are not applicable.

mohler, nixon + williams

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction Profit Sharing
and 401(k) Plan

We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and for the year ended December 31, 2004, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 11, 2005

635 Campbell Technology Parkway, Suite 100 • Campbell, California 95008-5059 • Tel 408.369.2400 • Fax 408.879.9485
www.mohlernixon.com • With offices in Campbell and Palo Alto

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2004	December 31, 2003
Assets		
Investments, at fair value	$ 127,108,597	$ 104,611,005
Contributions receivable from employer	1,713,155	1,692,861
Contributions receivable from employees	12,209	8,523
Non-interest bearing cash	16,506	16,492
Net assets available for benefits	$ 128,850,467	$ 106,328,881

The accompanying notes are an integral part of these financial statements.

	Year Ended December 31, 2004
Changes to net assets available for benefits attributed to:	
Investment activities:	
Net appreciation in fair value of investments	$ 11,747,919
Interest and dividends	2,041,171
Net additions from investment activities	13,789,090
Contributions:	
Employees	9,410,444
Employer	6,223,229
Total contributions	15,633,673
Distributions to participants	(7,210,760)
Diversification from employee stock ownership plan	309,583
Change in net assets available for benefits during the year	22,521,586
Net assets available for benefits, beginning of year	106,328,881
Net assets available for benefits, end of year	$ 128,850,467

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of Granite Construction Profit Sharing and 401(k) Plan (the "Plan") provides only general information. The Plan agreement provides a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the "Company"). Employees generally become eligible to participate in the Plan as of December 31st of the year of hire if the employee is credited with at least 1,000 hours of work in that year and was an employee on December 31st. The Company does not guarantee the benefits provided by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Company has appointed an Administrative Committee ("Committee"). The Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan (including the authority and responsibility to invest, manage, and control the assets of the Plan specifically allocated to the trustee and investment managers). The Company paid all necessary and proper expenses incurred in the administration of the Plan. Such expenses primarily comprise legal fees, auditing fees and expenses relating to the maintenance of the Plan's records.

Contributions

The Company makes profit sharing and 401(k) matching contributions. Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company's Board of Directors. Profit sharing contributions are payable in cash solely out of the Company's current or accumulated earnings and profits. The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code. The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal income tax return (including extensions). Profit sharing contributions amounted to $1,705,055 in 2004.

The Company's 401(k) matching contribution is based on a formula, as described by the Plan. The Company's matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan. Matching contributions were $4,518,174 in 2004.

All eligible Plan participants could make contributions to the Plan of up to $13,000 during 2004. Plan participants who reach age 50 during the Plan year had the option to make an additional pre-tax salary contribution of up to $3,000 in 2004. This "Catch Up" provision is offered as required by the Economic Growth and Tax Relief Reconciliation Act of 2001. The amount increases by $1,000 per year until the limit reaches $5,000 in 2006. "Catch Up" contributions are not eligible for a company matching contribution.

The Plan offers an option for deferring dividends from the Granite Construction Employee Stock Ownership Plan ("ESOP"). The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the 401(k) Plan equal to the amount of the ESOP dividend passed through to them.

Employee Stock Ownership Plan Diversification Account
The Plan permits certain participants under the ESOP to have monies from a portion of their ESOP stock account transferred to the Plan. No portion of the participant's ESOP diversification account may be invested in the Granite Construction Common Stock Fund.

Participant Accounts
Contributions received by the Plan are deposited with the Plan trustee, Putnam Fiduciary Trust Company. Each eligible participant's account is credited with an allocation of (a) the Company's 401(k) match and profit sharing contribution, (b) Plan earnings, (c) Company's match and profit sharing forfeitures of terminated participant's non-vested accounts and (d) employee's contributions. All allocations, except employee's contributions and Company's match, are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. At December 31, 2004 and 2003, forfeited non-vested accounts totaled $961,319 and $1,052,962, respectively. Forfeited amounts were allocated to eligible participants' accounts.

Benefits and Vesting
The full amount of the participant's profit sharing account becomes vested on his/her normal retirement date or when his/her employment with the Company terminates by reason of death or total disability, as defined in the Plan document, or when his/her five years of vesting service is completed. The full value of the participant's elective contribution and matching account are fully vested at the time of deferral. On termination of service for any reason, including death or disability, participants with $5,000 or less in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their account balance as prescribed in the Plan. If the participant has more than $5,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed by the Plan.

Hardship Withdrawals
The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Assets
Participants may direct Company and participant contributions into any of the designated investment options approved by the Administrator, which are administered by Putnam Fiduciary Trust Company. Included in the designated investment options are various mutual funds, a common/collective trust and the Granite Construction Common Stock Fund, the publicly traded common stock of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

Investments are stated at fair value as determined by quoted market prices. The Plan presents, in the statement of changes in net assets available for Plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Non-interest bearing cash

Non-interest bearing cash is made up of unsettled transactions relating to the Granite Construction Common Stock Fund.

Distributions

Distributions to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in any combination of mutual funds, the Granite Construction Common Stock Fund and other investment securities, which the Administrator may, from time to time, make available. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances, statements of net assets available for benefit and changes in net assets available for benefits.

3. Investments

The following presents investments which are 5 percent or more of the Plan's net assets available for benefits:

	December 31, 2004	December 31, 2003
Granite Construction Common Stock Fund	$ 18,974,175	$ 18,639,182
Putnam Money Market Fund	$ 11,431,415	$ 9,712,682
Putnam Voyager Fund	$ 11,604,649	$ 11,429,462
Putnam Fund for Growth and Income	$ 9,545,182	$ 8,531,894
Putnam International Equity Fund	$ 10,272,763	$ 8,593,813
Putnam Vista Fund	$ 10,952,599	$ 9,232,421
Franklin-Templeton Balance Sheet Investment Fund	$ 11,176,939	$ 6,584,587

During 2004, the Plan's investments appreciated in value as follows:

Mutual Funds	$ 9,156,921
Common Stock	2,590,998
	$ 11,747,919

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Related Party and Party in Interest Transactions

Certain Plan investments are managed by Putnam Fiduciary Trust Company, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Aggregate investment in the Company's common stock at December 31 was as follows:

Date	Number of shares	Fair Value
2004	713,315	$18,974,175
2003	793,494	$18,639,182

6. Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	December 31,	
	2004	2003
Net assets available for benefits per the financial statements	$ 128,850,467	$ 106,328,881
Amounts allocated to withdrawing participants	(7,571,358)	(4,069,782)
Net assets available for benefits per the Form 5500	$ 121,279,109	$ 102,259,099

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2004 to Form 5500:

Distributions to participants per the financial statements	$ 7,210,760
Amounts allocated to withdrawing participants at December 31, 2004	7,571,358
Amounts allocated to withdrawing participants at December 31, 2003	(4,069,782)
Distributions to participants per Form 5500	$ 10,712,336

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims not yet paid for participants with termination dates equal to or prior to December 31, 2004.

Granite Construction
Profit Sharing and 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held At End of Year)
at December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost [1]	(e) Current Value
	The Clipper Fund	Mutual Fund	$	$ 784,391
	Loomis Sayles Bond Fund	Mutual Fund		5,526,208
	Lord Abbett Mid-Cap Value Fund	Mutual Fund		5,368,324
	Fremont U.S. Micro Cap Institutional Fund	Mutual Fund		3,680,687
	PIMCO Total Return Fund	Mutual Fund		4,670,239
	Franklin-Templeton Balance Sheet Investment Fund	Mutual Fund		11,176,939
	Vanguard Capital Opportunity	Mutual Fund		1,730,326
*	*Putnam Fund for Growth and Income*	Mutual Fund		9,545,182
*	Putnam Investors Fund	Mutual Fund		1,214,400
*	Putnam Vista Fund	Mutual Fund		10,952,599
*	Putnam Voyager Fund	Mutual Fund		11,604,649
*	Putnam Diversified Income Trust	Mutual Fund		3,300,708
*	Putnam New Opportunities Fund	Mutual Fund		2,838,286
*	Putnam Asset Allocation Fund: Growth Portfolio	Mutual Fund		5,399,996
*	Putnam Asset Allocation Fund: Balanced Portfolio	Mutual Fund		3,209,245
*	Putnam Asset Allocation Fund: Conservative Portfolio	Mutual Fund		1,359,971
*	Putnam S&P 500 Index Fund	Common/Collective Trust		4,068,094
*	Putnam International Equity Fund	Mutual Fund		10,272,763
*	Granite Construction Incorporated	Common Stock		18,974,175
*	Putnam Money Market Fund	Money Market Fund		11,431,415
		Total investments	$ -	$ 127,108,597

*known party in interest (exempt transactions)

[1] Cost information has been omitted with respect to participant directed transactions

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-80471, 033-36485) of Granite Construction Incorporated of our report dated May 11, 2005, with respect to the statements of net assets available for benefits of Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Granite Construction Profit Sharing and 401(k) Plan.

Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 23, 2005